

10030202

TATES
ANGECOMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAY 21 2010
Washington, DC

SEC FILE NUMBER
8- 11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Neil Securities Incorporated(Formerly William O'Neil & Company, Incorporated)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles	CA	90066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake (310)448-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Ave.	Los Angeles	CA	90066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don H. Drake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Neil Securities, Inc., as of May 13th, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 13th day of MAY, 2010, by [signature] proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


RICHARD C. BRAND II
Commission # 1727106
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2011

(Seal)

Signature [signature]

William O'Neil & Co., Incorporated and Subsidiaries

The Supplemental Report on Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Accountants

To the Stockholder and Board of Directors of
William O'Neil & Co., Incorporated

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of William O'Neil and Co. Incorporated (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the nine month period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: per Form SIPC-7T payment dated January 22, 2010 in the amount of $22,129, check number 354345 for $22,129, and payment dated July 27, 2009 in the amount of $ 14,712, check number 352837 for $14,562 ($14,712 less payment of $150). The initial payment of $150 was made on January 5, 2009 in the amount of $150, check number 351067. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 (financial statements) for the year ended December 31, 2009 of $45,671,823 less the revenues reported on Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 (Q 1) of $9,316,375 less Revenue from Research Services reported on page 3 of the audited financial statements of $10,128,224, which is income of Daily Graphics Inc (DGI), a subsidiary of the Company, less Advertising revenue reported on page 3 of the audited financial statements of 2,581,084, which is income of FINDACO, a subsidiary of the Company (as these subsidiaries are not involved in the securities business), and add total eliminated income of the Company due to consolidation with DGI and FINDACO of $3,702,443 taken from the consolidation spreadsheet, which amounts to $27,348,583 as applicable, with the total revenue amount of $26,519,329 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting a difference of $829,254. There is a difference in deductions between the General Ledger and the combined Focus Reports for Quarters 2, 3 and 4 for the year ended December 31, 2009 of $829,062. The net impact on

SIPC Net operating Revenues per item 2d on page 2 is $192, as explained by the management.

3. Compared any adjustments reported on page 2, item 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $1,351,827 to the Quarter 2, 3 and 4 Focus reports. No exceptions noted.

    b. Compared deductions on line 2c - 7, direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act), of $3,250,907 to the Quarter 2, 3 and 4 Focus reports. No exceptions noted.

    c. Compared deductions on line 2c - 8, other revenue not related either directly or indirectly to the securities business, of $7,180,248 to the Quarter 2, 3 and 4 Focus reports. No exceptions noted.

    d. As represented by the management, the above adjustments did not have any impact on the SIPC Net Operating Revenues per item 2d on page 2.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7T, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of William O'Neil and Co. Incorporated, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010